Starfield Resources Inc.

NOTICE OF ANNUAL AND SPECIAL MEETING OF
SHAREHOLDERS

and

MANAGEMENT PROXY CIRCULAR

For an
Annual and Special Meeting of Shareholders
to be held on
July 28, 2006
at
11:00 a.m.
at
Computershare Investor Services
Suite 600 – 530, 8th Avenue SW
Calgary, Alberta
T2P 3S8

_______________________________
Dated June 23, 2006

Starfield Resources Inc.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual and Special Meeting (the “Meeting”) of the shareholders (“Shareholders”) of Starfield Resources Inc. (the “Corporation”) will be held on July 28, 2006 at the offices of Computershare Investor Services Canada, Suite 600 - 530-8th Avenue SW, 6th floor, Calgary, Alberta, at 11:00 a.m. (local time in Calgary, Alberta) for the following purposes:

1.	to receive and consider the consolidated financial statements of the Corporation for the financial year ended February 28, 2006, together with the auditor’s report thereon;

2.	to fix the number of Directors of the Corporation at six;

3.	to elect the Board of Directors of the Corporation for the ensuing year;

4.	to appoint Davidson & Company LLP, Chartered Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

5.	to consider, and if deemed appropriate, approve the Amended and Restated Incentive Stock Option Plan for the Corporation;

6.

to consider, and if deemed appropriate, approve with or without amendment, a special resolution approving the continuation of the Corporation from Alberta to British Columbia and the adoption of BC Articles; and

7.	to transact such further or other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice is a Management Proxy Circular, form of Proxy and the Audited Financial Statements and Management’s Discussion and Analysis for the year ended February 28, 2006.

TAKE NOTICE THAT pursuant to the Business Corporations Act (Alberta) (the "ABCA"), you may at or prior to the meeting at which the special resolution for continuation of the Corporation from the Province of Alberta to the Province of British Columbia pursuant to Section 189 of the ABCA is to be passed, give to the Corporation a notice of dissent by registered mail addressed to the Corporation at its office located at Suite 420 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6, Attention: President, with respect to the said special resolution for continuation. As a result of giving a notice of dissent, you may, on receiving from the Corporation a notice of intention to act under section 191 of the ABCA, require the Corporation to purchase all your shares in respect of which the notice of dissent was given. If the Corporation does not proceed with the proposed continuation, it will not be obliged to purchase any shares in respect of which a notice of dissent has been given. Dissenting shareholders should note that the exercise of dissent rights can be a complex, time-sensitive and expensive procedure and may result in the Corporation abandoning the continuance. Dissenting shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the proposed continuation.

If you are a registered Shareholder of the Corporation and are unable to attend the Meeting in person, please date, sign and return the accompanying Instrument of Proxy and deposit it at the offices of Computershare Investor Services Canada., via fax at (403) 267-6529, or via mail as follows: Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not less than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the day of the Meeting, or any adjournment of the Meeting. A person appointed as proxy need not be a Shareholder of the Corporation.

If you are a non-registered Shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the intermediary. If you are a non-registered Shareholder and you fail to follow these instructions, your shares may not be eligible to be voted at the Meeting, either in person or by proxy.

Only holders of Common shares of record as of the close of business on June 23, 2006 are entitled to receive notice of the Meeting.

DATED at Vancouver, British Columbia this 23th day of June, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed)

GLEN INDRA, President, Chief Executive Officer and Director

STARFIELD RESOURCES INC.

MANAGEMENT PROXY CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON FRIDAY, JULY 28, 2006

(All information as at June 23, 2006 unless otherwise stated)

SOLICITATION OF PROXIES

This Management Proxy Circular is provided in connection with the solicitation by management of Starfield Resources Inc. (“Starfield” or the “Corporation”) of proxies for the annual and special meeting of Shareholders (the “Meeting”) of the Corporation to be held on July 28, 2006 at 11:00 a.m. (Vancouver time), at the offices of Computershare Investor Services Canada, 530-8th Avenue SW, 6th floor, Calgary, Alberta.

Management’s solicitation of proxies will primarily be by mail, but some proxies may be solicited personally or by facsimile or telephone by regular employees of the Corporation at nominal cost. All costs of such solicitations will be borne by the Corporation.

APPOINTMENT OF PROXIES

Shareholders have the right to appoint a nominee (who need not be a Shareholder) to represent them at the Meeting other than the persons designated in the enclosed form of proxy, and may do so by printing the name of the proxy in the blank space provided in the first paragraph of the proxy form.

If a Shareholder or intermediary is an individual, the form of proxy must be executed by the Shareholder or intermediary or a duly authorized attorney of the Shareholder or intermediary. If a Shareholder or intermediary is a corporation, the form of proxy must be executed in the presence of a duly authorized attorney or officer of the corporation. Where a form of proxy is executed by an attorney or officer of a corporation, the authorizing documents (or notarized copies thereof) should accompany the form of proxy.

A form of proxy will not be valid for the Meeting or any adjournment unless it is completed by the Shareholder or by his attorney authorized in writing as set out above and delivered to the offices of Computershare Investor Services Canada., via fax at (416) 263-9524 or 1-866-249-7775, or via mail as follows: Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the day of the Meeting or any adjournment of the Meeting.

REVOCATION OF PROXIES

Pursuant to subsection 148(4) of the Business Corporations Act (Alberta) (the “ABCA”), a Shareholder who has given a proxy may revoke it any time before it is exercised, by instrument in writing executed by the Shareholder or by his attorney authorized in writing and deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the day of the Meeting or any adjournment at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any adjournment of the Meeting. A proxy may also be revoked in any other manner permitted by law.

VOTING OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation and have indicated their willingness to represent as proxy the Shareholder who appoints them. Each Shareholder may instruct his or her proxy how to vote his or her shares of the Corporation by completing the enclosed proxy form, and his or her shares will be voted or withheld from voting in accordance with the instructions of the Shareholder.

The person indicated in the accompanying form of proxy shall vote the shares in respect of which they are appointed in accordance with the instructions of the Shareholder appointing them. In the absence of such direction, the shares shall be voted for the approval of each matter for which no specification has been made.

The enclosed form of proxy confers discretionary authority upon the person indicated in the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

At the time of preparing this Management Proxy Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting and this Management Proxy Circular. If any matters which are not now known to the directors and senior officers of the Corporation should properly come before the Meeting, the persons named in the accompanying form of proxy will vote on such matters in accordance with their best judgment.

SPECIAL INSTRUCTIONS FOR VOTING BY NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Many shareholders are “non-registered” shareholders because the shares of the Corporation they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares. (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

The following information is of significant importance to shareholders who do not hold shares in their own name. Beneficial shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Corporation as the registered holders of shares).

If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder’s name on the records of the Corporation. Such shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many US brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from beneficial shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a beneficial shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Corporation. However, its purpose is limited to instructing the Intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and in Canada. ADP mails a voting instruction form in lieu of a Proxy provided by the Corporation. The voting instruction form will name the same persons as the Corporation’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a shareholder of the Corporation), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP’s instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. If you receive a voting instruction form from ADP, you cannot use it to vote shares directly at the Meeting - the voting instruction form must be completed and returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have the shares voted.

Although as a beneficial shareholder you may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your shares in that capacity. If you wish to attend at the Meeting and indirectly vote your shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your shares.

RECORD DATE

The directors of the Corporation have set June 23, 2006 (the “Record Date”) as the record date with respect to the Meeting. Only shareholders of record at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. To the extent that a person has transferred any shares of the Corporation after the Record Date, the new holders of such shares will be entitled to vote the shares transferred to them upon producing properly endorsed certificates evidencing such shares or otherwise establishing that they own such shares, and demand that their names be included in the list of shareholders entitled to vote, in which case, such transferees are entitled to vote such shares at the Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Corporation is authorized to issue an unlimited number of Common shares, of which 194,464,982 are issued and outstanding as at June 23, 2006, and an unlimited number of First Preferred and Second Preferred Shares, none of which are outstanding.

Voting at the Meeting shall be by show of hands, except when a ballot is demanded by a shareholder or proxyholder at the Meeting. Each Common share entitles the holder to one vote on all matters to come before the Meeting. No group of shareholders has the right to elect a specified number of directors nor are there cumulative or similar voting rights attached to the shares of the Corporation.

A quorum for the transaction of business at the Meeting is one person present in person, being a shareholder entitled to vote thereat or a duly appointed proxyholder for an absent shareholder so entitled, and holding or representing by proxy not less than 5% of the outstanding shares of the Corporation entitled to vote at the Meeting. If a quorum is not present at the opening of the Meeting, the shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business other than as provided by the Corporation’s bylaws or in the ABCA until a quorum is present.

To the knowledge of the management of the Corporation, as of the date of this Information Circular, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting shares of the Corporation carrying more than ten percent (10%) of the voting rights attached to all shares of the Corporation, except as set out in the table below:

Name and Municipality of Residence	Number of Common Shares Beneficially Held	Percentage of Outstanding Common Shares
Fidelity Investments International and Affiliates Boston, Massachusetts	20,500,366	10.54%

The directors and executive officers of the Corporation, as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate 4,631,680 shares or 2.4% (14,446,680 or 6.2% on a fully diluted basis) of the Corporation’s issued and outstanding Common shares as of the date hereof.

STATEMENT OF EXECUTIVE COMPENSATION

The compensation information contained below discloses compensation paid to the following individuals:

(a)	the Corporation's Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”);

(b)

each of the Corporation's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(c)

any additional individuals for whom disclosure would have been provided under (b) except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year-end;

(each referred to as a “Named Executive Officer”).

During the most recently completed fiscal year of the Corporation, the Corporation had two Named Executive Officers: Glen Indra, the President, Chief Executive Officer and a director of the Corporation and Glen Macdonald, the Chief Financial Officer and a director of the Corporation. Mr. Indra's wholly owned company has a Management Agreement with the Corporation. The Corporation had no other executive officers that are reportable based on salary and bonus for the last three fiscal years.

Summary Compensation Table

Named Executive Officer Name and Principal Position		Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Long Term Incentive Plan Payouts ($)
					Number of Securities Under Options	Restricted Shares or Restricted Share Special Warrants ($)
Glen Indra Chief Executive Officer and President	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	3,295,000 3,607,000 3,182,000	Nil Nil Nil	Nil Nil Nil	$72,000(1) $50,000(1) $48,000(1)
Glen Macdonald Chief Financial Officer	2006 2005 2004	$24,000 $2,000 Nil	Nil Nil Nil	$13,000 Nil Nil	2,590,000 2,390,000 1,890,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	These amounts were paid to Floralynn Investments Inc., a management company wholly owned by Mr. Indra.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Corporation does not currently have a long-term incentive plan. A “long-term incentive plan” is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options Granted During the Most Recently Completed Fiscal Year

NEO Name	Securities Under Options/ SARs Granted (#)	Percent of Total Options/ SARs Granted to Employees in Financial Year	Exercise or Base Price ($/ Security)	Market Value of Securities underlying Options/ SARs on the Date of Grant ($/ Security)	Expiration Date
Glen Indra	430,000	22.3%	$0.60	$0.60	March 31, 2011
Glen Macdonald	200,000	10.4%	$0.60	$0.60	March 31, 2011

Aggregated Option Exercises During the Most Recently Completed Fiscal Year and the Fiscal Year End Option Values

The following table sets out details of all exercises of stock options during the year ended February 28, 2006, and the fiscal year-end value of unexercised options on an aggregated basis for the Named Executive Officers.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the- Money Options at Fiscal Year-End ($) Exercisable/ Unexercisable (1)
Glen Indra	200,000	80,000	3,407,000/ Nil	1,417,000/ Nil
Glen Macdonald	Nil	Nil	Nil	Nil

(1)      In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exerciseprice. The closing market price of Common Shares as at February 28, 2006 (i.e. fiscal year end) was $0.55.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Corporation.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. Henry Giegerich, Robert Maddigan, Ross Glanville and Norman Betts were each paid $1,000 per month for their services as a director during the fiscal year ended February 28, 2006. Directors are also reimbursed for out-of-pocket expenses. Management fees in the amount of $72,000 were paid to Floralynn Investments Inc., a company wholly owned by Mr. Indra.

Directors may, from time to time, be granted incentive stock options in accordance with the policies of the TSX Venture Exchange.

MANAGEMENT CONTRACTS

Management functions of the Corporation are substantially performed by directors and senior officers of the Corporation and not, to any substantial degree, by any other person with whom the Corporation has contracted. The Corporation does have a Management Agreement with Floralynn Investments Inc., a company wholly owned by Mr. Indra. Please refer to the section entitled “Interest of Insiders”.

SECURITIES RESERVED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information relating to the Corporation’s equity compensation plans as at February 28, 2006:

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity Compensation Plans approved by securityholders	11,472,000	$0.39	4,863,035
Equity Compensation Plans not approved by securityholders	Nil	N/A	N/A
Total	11,472,000		4,863,035

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer has been indebted to the Corporation or any of its subsidiaries at any time since the beginning of the last completed financial year of the Corporation.

CORPORATE GOVERNANCE

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada and by The Canadian Securities Administrators (the “CSA”). NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices.

The directors and management of Starfield believe that sound corporate governance practices are essential to the performance of the Corporation. To this end, governance practices and policies have been developed by Starfield and are reviewed regularly as to their appropriateness. The following sets out the Corporation’s approach to corporate governance and addresses the Corporation’s compliance with NI 58-101.

Board of Directors

The Board of Directors is elected by the shareholders and oversees the conduct of the business and affairs of the Corporation, supervises its management and uses reasonable efforts to ensure that all major issues affecting the Corporation are given appropriate consideration. In fulfilling its responsibilities, the Board delegates to management the authority to manage the Corporation’s day-to-day business, while reserving the ability to review management decisions. The Board discharges its responsibilities directly, through its Committees and through management.

The directors are kept informed of the Corporation’s operations at meetings of the Board and its Committees and through reports and discussions with management. In addition to its primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation’s strategic objectives, the Board, among other things:

  approves business, strategic, financial and succession plans and monitors the implementation of such plans;

  approves financial communications to shareholders;

  oversees the Corporation’s financial reporting and disclosure;

  appoints officers and reviews their performance at least annually;

  approves items such as dividend payments, the issue, purchase and redemption of securities, acquisition and disposition of capital assets, short and long term objectives and human resource and other plans, Executive Officer compensation and employee benefits, including profit sharing and incentive award plans; and

  approves changes in the Bylaws of the Corporation and submits them to shareholders for approval.

In order to carry out its responsibilities, the Board meets on a regularly scheduled basis and otherwise as required by circumstances and on each such occasion, meets for a portion of the time without management present. During the most recently completed financial year, the Board met four times.

The Board’s mandate is disclosed in Schedule A of this Management Proxy Circular.

Directors are considered to be independent if they have no direct or indirect material relationship with the Corporation. A material relationship is a relationship which could, in the view of the Corporation’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Glen Indra and Glen Macdonald are the only non-independent members of the board. The board facilitates its independent supervision over management by having four independent directors of a total of six members of the board. The other independent members of the Board of Directors are Henry Giegerich, Ross Glanville, Robert Maddigan and Norman Betts.

Directorships

The following table provides information about Starfield directors who are also directors of other publicly-traded companies.

Name	Names, trading symbols and headquarters of other publicly- traded companies	Position
Glen Macdonald	Global Net Entertainment Corp., GET, Vancouver
AVC Venture Capital Corp., AVW.H, Vancouver
Consolidated Gold Win Ventures Inc., CGW, Vancouver
Maxim Resources Inc., MXM, Vancouver
Solitaire Minerals Corp., SLT, Vancouver
Thelon Ventures Ltd., THV, Vancouver
Otish Mountain Exploration Inc., ISX, Vancouver
	Wind River Resources Ltd., WRR, Vancouver	Director Director Director Director Director Director/Secretary Director Director
Glen Indra	Sutcliffe Resources Ltd., SR, Vancouver	Director
Robert Maddigan	Sutcliffe Resources Ltd., SR, Vancouver	Director
Ross Glanville	Archon Minerals, ACS, Vancouver Oremex Resources, ORM, Vancouver Baja Mining, BAJ.V, Vancouver	Director Director Director
Norman Betts	Minacs Worldwide Inc., MXW.T, Toronto Tembec Inc, TBC.T, Montreal Tanzanian Royalty Exploration Corporation, TNX.T, Sharon, Connecticut	Director Director Director Director
Henry Giegerich	MMC Mining Corp., MCK, Toronto	Director

Orientation and Continuing Education

When new directors are appointed, they receive orientation commensurate with their previous experience on the Corporation’s industry and on the responsibilities of directors. Board meetings may also include presentations by the Corporation’s management and employees to give the directors additional insight into the Corporation’s business. Starfield will reimburse some costs for directors taking approved continuing education.

Ethical Business Conduct

The Board has adopted a Code of Ethics and Business Conduct. It deals with conflicts, corporate assets, and confidentiality, compliance with laws and regulations and reporting of illegal or unethical behavior. The board’s mandate includes responsibility for monitoring compliance with the Code. A Starfield director (Glen Macdonald) has been appointed ombudsman to deal with complaints, as part of a whistleblower policy established by Starfield.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Corporate Governance and Nominating Committee consists of three members all of whom are considered independent as defined under applicable stock exchange rules and securities legislation. The identity of the Governance Committee’s members can be found in the section “Election of Directors.” The committee is responsible for developing our approach to corporate governance issues and advising the Board in filling vacancies on the Board. In addition, it periodically reviews the size and composition of the Board, the effectiveness of the Board and its individual members and appropriate committee structures, mandates, composition, membership and effectiveness. This Committee takes into account the qualifications of prospective members and takes into account the current Board composition and the anticipated skills required to round out the capabilities of the Board. The committee met two times in the most recently completed financial year. The Corporate Governance and Nominating Committee’s Charter is attached in Schedule B to this Management Proxy Circular.

Compensation

The Compensation Committee consists of three directors, all of whom are considered independent as defined under applicable stock exchange rules and securities legislation. The identity of the Compensation Committee’s members can be found in the section “Election of Directors.” The Compensation Committee reviews and makes recommendations to the Board regarding the adequacy and form of the compensation for independent directors to ensure that such compensation realistically reflects the responsibilities and risks involved, without compromising a Director’s independence. The Committee regularly reviews the compensation practices of comparable companies with a view to align the Corporation’s independent directors’ compensation with a comparator group median. Directors who are executives of the company receive no additional remuneration for their services as Director.

The committee ensures that we have high calibre executive management in place and a total compensation plan that is competitive, motivating and rewarding for participants. The Compensation Committee reviews and makes recommendations to our Board regarding the appointment of our executive officers, and the establishment of, and any material changes to, executive compensation programs, including that of the Chief Executive Officer. This committee also reviews the Chief Executive Officer's goals and objectives at the start of each year and provides an appraisal of the Chief Executive Officer's performance for the most recently completed year. The committee approves and reports to the Board on management succession plans. It is also responsible for overseeing our employee compensation and benefits plans. The committee met two times in the most recently completed financial year. The Compensation Committee’s Charter is attached in Schedule C to this Management Proxy Circular.

Assessments

The Chairman, supported by the Governance Committee, is mandated to review the contribution of Board members on an annual basis and to monitor the quality of the relationship between management and the Board in order to recommend ways to improve that relationship.

AUDIT COMMITTEE

The Audit Committee’s Charter

The Charter of the Corporation’s Audit Committee is attached to this Circular as Schedule D.

Composition of the Audit Committee

The Audit Committee is composed of Ross Glanville, Henry Giegerich and Robert Maddigan. All of the members of the Audit Committee are independent and financially literate, as defined under MI 52-110.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemption in section 2.4 of MI 52-110 (de minimis non-audit services) or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval Policies and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Board of Directors, and where applicable by the Audit Committee, on a case by case basis.

External Auditor Service Fees (By Category)

Financial Year
Ending	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
February 28, 2006	18,428.00	4,936.00	2,000.00	711.00
February 28, 2005	18,451.50	1,487.00	1,750.00	7,181.50

Exemption

The Corporation is relying on the exemption from full compliance with MI 52-110 granted to Venture Issuers under Section 6.1 of MI 52-110.

PARTICULARS OF MATTERS TO BE ACTED UPON

Fixing the Number of Directors

The Articles of the Corporation currently provide that the Corporation may have a minimum of 3 directors and a maximum of 12 directors. Pursuant to the ABCA, the number of directors of the Corporation may be fixed from time to time by ordinary resolution of the shareholders. The Board of Directors currently consists of six directors. The Board of Directors recommends that the shareholders approve the following resolution:

“BE IT RESOLVED THAT the number of directors for the Corporation be fixed at six.”

Election of Directors

All elected directors hold office until the close of the next annual general meeting of the shareholders, or until he or she ceases to be a director by operation of law or until his or her resignation becomes effective. The Board has determined that four of the six directors nominated for election are independent for the purposes of the Canadian Securities Administrators’ guidelines. The following are the names and the province or state, and country of residence of the nominees for election to the Board of Directors of the Corporation, their positions and offices with the Corporation, their principal occupations during the last five years, and the number of voting securities of the Corporation owned directly or indirectly or over which control or direction is exercised.

Name, Municipality of Residence and Date First Became a Director	Principal Occupation During Past Five Years	Voting Securities Beneficially Owned or Controlled
Glen Joseph Indra North Vancouver, BC November 28, 1997	President of Floralynn Investments Ltd., a private investment company, in N. Vancouver, BC.	3,258,500
Glen Macdonald (3) Vancouver, BC November 28, 1997	Self Employed Geological Consultant since September 1982, Director of Dynamic Ventures Ltd. from 1995 until March 1998. Director of Golden Quail Resources since May 1989. Director of Advance International Inc. since April 1994.	1,056,000
Henry Giegerich (1) (2) (3) Vancouver, BC January 6, 2000	Professional Mining Engineer, employed by Cominco Alaska Inc. from 1982 to 1987. Director of Viceroy Resources Inc. from August, 1995 to May 2001.	25,000
Robert Maddigan (1)(3) Edmonton, AB September 17, 2003	Professional Engineer, Construction Project Manager, Eastern Russia, Ferguson, Simek & Clark from 1996 – Present.	113,680
Ross Glanville (1) (2) Burnaby, BC August 16, 2004	Professional Mining Engineer, President, Ross Glanville & Associates Ltd.	Nil
Norman Betts (2) Fredericton, NB, March 30, 2006	Associate Professor at University of New Brunswick. Cabinet Minister, Province of New Brunswick.	10,000

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance and Nominating Committee.
(3)	Member of the Compensation Committee.

Econ Ventures Limited, a company which Mr. Glen Indra was a director from September, 1995 to July, 2001, was subject to a cease trade order from January 11, 2000 to March, 2000 as a result of its failure to file financial statements for a period of more than 30 days.

Except as disclosed in the immediately preceding paragraph, none of the nominees for election as a director of the Corporation is, or has during the past ten years:

(a)	been a director or officer of any company that while that person was acting in that capacity, was subject to

	(i)	a cease trade or similar order or an order that denied that other issuer access to any exemption under Canadian securities legislation for a period of more than 30 consecutive days; or

(ii)

an event that, after the director or officer ceased to be a director or officer of the company, in the company being subject to a cease trade or similar order or an order that denied that other issuer access to any exemption under Canadian securities legislation for a period of more than 30 consecutive days;

(b)

been a director or officer of any company that, within a year of that person ceasing to act in that capacity, became bankrupt made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets;

(c)

been bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his/her assets.

Appointment of Auditor

Unless otherwise instructed, proxies received pursuant to this solicitation will be voted for the appointment of Davidson & Company LLP, Chartered Accountants, as the auditor of the Corporation, to hold office until the close of the next annual general meeting, or until a successor is appointed. It is proposed that the remuneration to be paid to the auditor be determined by the Board of Directors of the Corporation. Davidson & Company LLP were appointed auditors of the Corporation by the Board of Directors on March 30, 2006, subject to ratification by shareholders at the Annual General Meeting. This appointment followed the resignation of Loewen, Stronach & Co., Chartered Accountants as auditors.

There have been no reservations contained in the reports of Loewen, Stronach & Co. for the two most recently completed fiscal years. There are no reportable events between the Corporation and Loewen, Stronach & Co. and there have been no qualified opinions or denials of opinion of Loewen, Stronach & Co. The resignation of Loewen, Stronach & Co. and the appointment of Davidson & Company LLP was considered and approved by the Corporation’s Audit Committee, which has reviewed all the documents related to the change of auditor. As required by securities regulatory authorities, a copy of the Reporting Package respecting the change of auditor is attached as Schedule E to this Management Proxy Circular.

Incentive Stock Option Plan

The current Stock Option Plan was approved and adopted by the shareholders of the Corporation on November 28, 1997 and was confirmed at the last annual meeting of the shareholders of the Corporation on November 10, 2005 in accordance with the requirements of the TSX Venture Exchange. The directors have amended the Stock Option Plan and will request shareholder approval of the Amended and Restated Stock Option Plan (the “Amended Plan”) at the meeting of shareholders.

The purpose of the Amended Plan is to attract and retain superior directors, officers, advisors, employees and other persons or companies engaged to provide ongoing services to the Corporation an incentive for such persons to put forth maximum effort for the continued success and growth of the Corporation and in combination with these goals, to encourage their participation in the performance of the Corporation.

Under the Amended Plan, the aggregate number of Common shares reserved for issuance may not exceed 10% of the issued and outstanding Common shares. Options which have expired, were cancelled or otherwise terminated without having been exercised are available for subsequent grants under the Amended. As of the date hereof options to purchase 15,615,000 Common shares (representing approximately 8% of the issued and outstanding Common shares) are issued and outstanding under the Stock Option Plan.

The Amended Plan provides that the Board of Directors may from time to time grant options to acquire all or part of the Common shares subject to the Amended Plan to directors, officers, advisors, employees and other persons or companies engaged to provide ongoing services to the Corporation. The options are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death. Each option entitles the holder to purchase one Common share. The exercise price for options granted pursuant to the Amended Plan will be determined by the Board of Directors on the date of the grant, which price may not be less than the market value. Market value is defined under the Amended Plan where the shares are not listed on an Exchange, as the fair market value of a share on that day determined by the Board in good faith; and where the shares are listed on an Exchange, the last daily closing price per share on the Exchange on the trading day immediately preceding the relevant date and if there was no sale on the Exchange on such date, then the last sale prior thereto. The term of the options granted is determined by the Board of Directors, which term may not exceed a maximum of ten years from the date of the grant. The Board also has the authority to determine the vesting conditions of the options, and certain other terms and conditions of the options. Options granted under the Amended Plan may be exercised as soon as they have vested. The Amended Plan does not contemplate that the Corporation will provide financial assistance to any optionee in connection with the exercise of options.

Options granted under the Amended Plan will be subject to certain restrictions which include:

(a)

the number of Common shares which may be issued pursuant to the Amended Plan (or any other employee related plan or options for services) to any one person may not exceed 5% of the Common shares issued and outstanding on a non-diluted basis from time to time;

(b)

the number of Common shares which may be reserved for issuance pursuant to the Amended Plan (or any other employee-related plan or options for services) to all insiders of the Corporation may not exceed 10% of the issued and outstanding Common shares on a non-diluted basis from time to time; and

(c)

the number of Common shares which may be issued pursuant to the Amended Plan (or any other employee related plan or options for services) to all insiders of the Corporation within a one-year period may not exceed 10% of the issued and outstanding Common shares on a non-diluted basis from time to time.

An optionee whose employment with the Corporation is terminated as a result of retirement, disability or redundancy will have 60 days from the date of termination to exercise any options that had vested as of the termination date. An optionee whose employment with the Corporation is terminated, other than for cause, at any time in the six months following a change of control of the Corporation shall have 90 days from the date of termination to exercise any option granted, and all options granted will immediately vest on the date of the termination. In the event of the death of an optionee, either prior to termination or after retirement or disability, the optionee’s legal representative will have one year from the date of the optionee’s death to exercise any options that had vested on the date of the optionee’s death. In the event of any other termination, the optionee shall have 30 days from the date of termination to exercise any options that had vested on the termination date. In the event that an optionee is terminated for cause, any options not exercised prior to the termination shall lapse.

In the event that the Corporation:

(a)

subdivides, consolidates, or reclassifies the Corporation's outstanding Common shares, or makes another capital adjustment or pays a stock dividend, the number of Common shares receivable under the Option Plan will be increased or reduced proportionately; and

(b)

amalgamates, consolidates with or merges with or into another body corporate, holders of Options under the Option Plan will, upon exercise thereafter of such Option, be entitled to receive and compelled to accept, in lieu of Common shares, such other securities, property or cash which the holder would have received upon such amalgamation, consolidation or merger if the Option was exercised immediately prior to the effective date of such amalgamation, consolidation or merger.

Subject, where required, to Exchange and/or applicable securities regulatory authorities, the Board may, from time to time amend, suspend or terminate the Option Plan in whole or in part. Shareholder approval is required for amendments to the Option Plan that involve:

(a)

amendments to the number of securities issuable under the arrangement, including an increase to a fixed maximum number or a fixed maximum percentage or a change from a fixed maximum number to a fixed maximum percentage;

(b)	the introduction of a provision permitting reloading upon exercise;

(c)	any change to the eligible participants which would have the potential of broadening or increasing insider participation;

(d)	the addition of any form of financial assistance;

(e)	any amendment to a financial assistance provision which is more favourable to participants;

(f)	the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the reserved shares;

(g)	the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer; and

(h)

in circumstances where the amendment could lead to a significant or unreasonable dilution in the issuer's outstanding securities or may provide additional benefits to eligible participants, especially insiders at the expense of the issuer and its existing securityholders.

In addition, the Amended Plan and any outstanding options may be amended or terminated by the Board if the amendment or termination is required by any securities regulators, a stock exchange or a market as a condition of approval to a distribution to the public of the Common shares or to obtain or maintain a listing or quotation of the Corporation's Common shares.

The Board may also amend or terminate any outstanding option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however, that the holder of the Option must consent to such action if it would materially and adversely affect the holder.

Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought appropriate, to pass an ordinary resolution approving the Amended Plan which incorporates the proposed amendments to the Option Plan. The full text of this resolution is set out below. A copy of the Amended Plan is available on request from the Secretary of the Corporation.

Shareholders are being asked to consider and vote upon the following resolution to approve amendments to the Plan.

“RESOLVED THAT:

1.

The Option Plan be amended substantially in the form of the amended and restated Stock Option Plan set described in the Management Proxy Circular of the Corporation dated June 23, 2006, with an effective date of July 28, 2006 with any amendments or modifications that may be required by regulatory authorities or stock exchanges; and

2.

Any officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such officer, in such officer’s sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolutions.”

The foregoing Resolution will require approval by a majority of votes cast on the matter at the Meeting. Unless otherwise instructed, the management nominees named in the form of Proxy accompanying this Management Proxy Circular will vote “FOR” the Resolution.

Continuation into British Columbia and Adoption of New Articles

The Corporation is presently governed by the ABCA. As the Corporation’s head office and all of its management and professional advisers, are located in Vancouver, management believes it would be advantageous to the Corporation and will assist in the efficient management and maintenance of the

Corporation, to continue it from Alberta to British Columbia such that it will become subject to, and governed by, the Business Corporations Act (British Columbia) (“BCBCA”).

Accordingly, the Corporation is seeking the approval and authorization of its shareholders to apply to the Registrar of Companies under the BCBCA for an instrument of continuation continuing the Corporation as if it had been incorporated under the BCBCA.

Continuation Resolutions

Shareholders will be asked at the meeting to consider and, if thought appropriate, approve a special resolution (“the Continuation Resolution”) transferring the Corporation’s jurisdiction of incorporation from Alberta to British Columbia, in substantially the following form:

“RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)

the Corporation is hereby authorized to apply to the Registrar of Corporations (Alberta) for authorization pursuant to the provisions of Section 189 of the ABCA for the Corporation to continue under the BCBCA;

(b)

the Corporation is hereby authorized to prepare a Continuation Application and Notice of Articles for filing with the BC Registrar of Companies under the BCBCA for a Certificate of Continuation continuing the Corporation as if it had been incorporated under the BCBCA;

(c)

effective on the date of Continuation, the Corporation adopt the Notice of Articles authorizing an limited number of Common shares and an unlimited number of First Preferred shares and an unlimited number of Second Preferred shares, both without par value and adopt the Articles substantially in the form presented at the Meeting in substitution respectively for the existing articles and bylaws of the Corporation;

(d)

notwithstanding the passage of this special resolution by the shareholders of the Corporation, the Board of Directors of the Corporation, in its sole discretion and without further notice to or approval of the shareholders of the Corporation, may decide not to proceed with the Continuation or otherwise give effect to this special resolution at any time prior to the Continuation becoming effective; and

(e)

any one or more of the directors and officers of the Corporation be authorized and directed to determine and complete the content and form of documents, perform all such acts, deeds and things and execute, under the seal of the Corporation or otherwise, all such documents and other writings as may be required to give effect to the true intent of this resolution.”

Under the ABCA, the Special Resolution must be approved by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of such resolution.

Unless such authority is withheld, the persons named in the enclosed proxy intend to vote FOR the approval of the Continuation.

New Articles

In conjunction with the Continuation, the current bylaws of the Corporation will be replaced with new articles (“BC Articles”) that are suitable for a BC corporation. The adoption of the BC Articles has been approved by the directors, subject to the completion of the Continuation. If the Continuation Resolution set out above is approved at the Meeting, the former bylaws of the Corporation will be replaced by the BC Articles. A full copy of the BC Articles will be mailed to any shareholder, free of charge, who requests a copy, in writing, from the Corporation at Suite 420, 625 Howe Street, Vancouver, BC V6C 2T6, and will be available for review at the Meeting.

Differences between the ABCA and the BCBCA

The following is a summary of the material differences between the ABCA and BCBCA. This summary is not intended to be exhaustive and shareholders may wish to consult their legal advisors regarding all of the implications of the Continuation.

Charter Documents

Under the BCBCA, the charter documents consist of a “Notice of Articles”, which sets forth the name of the Corporation and the authorized share structure for the Corporation, and “Articles” which will govern the management of the Corporation (collectively, the “Charter Documents”). The Notice of Articles is filed with the BC Registrar of Companies and the Articles are filed in the Corporation’s minute book maintained at its registered and records office in BC.

Under the ABCA, the Corporation has “Articles” which set forth the name of the Corporation and the amount and type of authorized capital, and “Bylaws” which govern the management of the Corporation. The Articles are filed with the Alberta Registrar of Corporations and the Bylaws are filed in the Corporation’s minute book in Alberta.

If the shareholders approve the Continuation, the Notice of Articles and the Articles under the BCBCA, the authorized share structure of the Corporation will consist of an unlimited number of Common shares and an unlimited number of First Preferred shares and an unlimited number of Second Preferred shares, both of which are issuable by the Directors of the Corporation in series, which is the same as the Corporation now has under the ABCA. The Continuation to BC and adoption of the new Charter Documents will not result in any substantive changes to the constitution, powers or management of the Corporation except as described herein.

Amendments to the Charter Documents

Under both the ABCA and the BCBCA, certain fundamental changes to the articles of a corporation, such as a change to the name of the corporation, an alteration of the restrictions, if any, on the business carried on by the Corporation, an alteration of any maximum number of shares that the Corporation is authorized to issue or the creation of any new classes of shares, must be approved by a special resolution passed by a majority of not less than 2/3 of the votes cast by shareholders voting in person or by proxy at a general meeting of the Corporation provided, however, that under the BCBCA, if the Articles provide, such changes may be made by way of an ordinary resolution of the shareholders or, in certain cases, by a resolution of the directors. In the case of the BC Articles which will govern the Corporation following the

Continuation, such changes will require a special resolution approved by at least 2/3rds of the votes cast, which is the same as under the ABCA.

Sale of Corporation’s Property

Under both the ABCA and the BCBCA, any proposed sale, lease or exchange of all or substantially all of the property of the company, other than in the ordinary course of business, must be approved by a special resolution passed by not less than 2/3 of the votes cast by shareholders voting in person or by proxy (regardless of whether their shares otherwise do not carry a right to vote) at a general meeting. If the proposed sale, lease or exchange of the company’s property will affect a class or series of shares differently from another class or series of shares, then the special resolution approving it must be submitted to a separate vote of the holders of shares of that class or series, as the case may be.

Rights of Dissent and Appraisal

Both the ABCA and the BCBCA provide that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require that corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right may be exercised by a holder of shares of any class of the corporation if the corporation resolves to:

(a)	amend its articles to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(b)	amalgamate with another corporation (except pursuant to a vertical or horizontal short form of amalgamation, as provided for under the ABCA or the BCBCA, as the case may be);

(c)	continue out of the jurisdiction; or

(d)	sell, lease or exchange all or substantially all of its property, other than in the ordinary course of business.

Oppression Remedies

Under BCBCA, a shareholder of the Corporation, or any other person whom the court considers to be an appropriate person to make an application, has the right to apply to court on the grounds that:

(a)

the affairs of the Corporation are being or have been conducted, or that the powers of the directors are being or have been exercised in a manner oppressive to one or more of the shareholders. including the applicant, or

(b)

some act of the Corporation has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court may make such order as it sees fit including an order to prohibit any act proposed by the Corporation.

The ABCA contains rights available to a larger class of complainants, i.e. a shareholder, former shareholder, director, former director, officer or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy may apply to a court to rectify the matters complained of where in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner, or the powers of the directors of the corporation or its affiliates are or have been exercised in a manner that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of any security holder, creditor, director or officer.

Shareholder Derivative Actions

Under the ABCA and the BCBCA, a shareholder, former shareholder, director, former director, officer or former officer of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to do so, may apply for the court’s leave to:

(a)	bring a derivative action in the name and on behalf of the corporation or any of its subsidiaries; or

(b)

intervene in an action to which a corporation or any of its subsidiaries is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation or the subsidiary.

Requisition of Meetings

Both the ABCA and the BCBCA permit the holders of not less than 5% of the issued shares that carry the right to vote at a meeting to require the directors to call and hold a general meeting of a corporation.

Form of Proxy and Information Circular

The ABCA requires a distributing (public) corporation to provide notice of a general meeting and a form of proxy for use by every shareholder entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matters to be dealt with at the general meeting. There are no such provisions in the BCBCA (except with respect to providing notice of general meetings), but reporting issuers (public companies) are subject to the provisions of the Securities Act (British Columbia), which require such companies to prepare and deliver a form of proxy and information circular containing prescribed information to shareholders in connection with general meetings.

Place of Meetings

The ABCA requires all meetings of shareholders to be held at the place within Alberta provided in the corporation’s bylaws or, in the absence of such provision, at the place within Alberta that the directors determine, or if the Articles so provide, meetings of shareholders may be held outside Alberta. The BCBCA is somewhat broader, in that it requires meetings of shareholders to be held in British Columbia or outside BC if the location is provided for in the Articles or the Articles do not restrict the company from approving a location outside BC and the location is approved by the resolution required by the articles for that purpose or if no resolution is required for that purpose by the articles, approved by an ordinary resolution, or the location for the meeting is approved in writing by the registrar before the meeting is held. The Corporation’s current bylaws provide that meetings must be held in Alberta. The BC Articles will provide that the location may be determined by the Board.

Directors

The ABCA requires that at least ¼ of the directors of a company must be resident Canadians and that at least two of the directors of a distributing corporation whose shares are held by more than one person, not be officers or employees of the Corporation or its affiliates. The BCBCA has no residency requirements. The Corporation’s current bylaws provide that the Board shall not transact business at a meeting other then filling a vacancy on the Board unless at least one half of the directors present are resident Canadians.

Registered Office

Currently the registered office of the Corporation is located at 3400, 350 Seventh Avenue SW, Calgary, Alberta, T2P 3N9. Assuming the Continuation is approved, the Corporation intends that the registered office of the Corporation shall be located at 2100 – 1075 West Georgia Street, Vancouver, B.C., V6E 3G2.

Rights of Dissenting Shareholders

Pursuant to Section 191 of the ABCA, registered shareholders have the right to dissent to the Continuation and receive the fair market value of their respective shares from the Corporation. Shareholders who wish to exercise their right of dissent should seek their own legal advice as failure to comply strictly with the provisions of Section 191 of the ABCA may prejudice their right of dissent. In order to dissent, a written objection to the special resolution must be received by the Corporation at its registered office at least 48 hours, not including Saturday, Sunday or holidays, prior to the Meeting or by the Chairman of the Meeting at or before the Meeting. A vote against the Continuation Resolution, an abstention or the execution of the proxy to vote against the Continuation Resolution does not constitute such written objection.

The above summary is not a comprehensive statement of the procedures to be followed by dissenting shareholders who seek payment of the fair value for their Common shares. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. The full text of Section 191 of the ABCA is set out in Schedule F to this Circular.

If management determines that an unacceptable number of shareholders have dissented from the Continuation, the Continuation will not be proceeded with.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

The Corporation entered into a Management Agreement with Mr. Indra and Floralynn Investments Ltd., a corporation wholly owned by Mr. Indra, on June 16, 1998. Under the terms of this agreement, management services are provided to the Corporation by Mr. Indra and Floralynn Investments Ltd. for $6,000 per month. The Management Agreement may be terminated at any time with cause, upon three (3) months notice without cause and continues on a year-to-year basis.

Except as disclosed herein, none of the directors or executive officers of the Corporation or those persons nominated for election as a director, or any of their associates or affiliates has or has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction to be acted on other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in this Management Proxy Circular, no director or executive officer of the Corporation or of any of its subsidiaries who has held such position at any time since the beginning of the most recently completed financial year, no person or company who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities or the Corporation or a combination of both carrying not less than 10% of the voting rights (a “10% Holder”), no person who is a director or officer of a 10% Holder and no associate or affiliate of any of the foregoing has any direct or indirect material interest in any transaction since the commencement of the Corporation’s most recently completed fiscal year or in any proposed transaction which has or would materially affect the Corporation or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information concerning the Corporation is available on Sedar at www.sedar.com. Financial information concerning the Corporation is provided in the Corporation's comparative financial statements and Management's Discussion and Analysis for the financial year ended February 28, 2006. Shareholders wishing to obtain a copy of the Corporation's financial statements and Management's Discussion and Analysis may contact the Corporation as follows:

Starfield Resources Inc.
Suite 420, 625 Howe Street
Vancouver, BC V6C 2T6
Telephone: (604) 608-0400
Toll Free: (887) 233-2244
Facsimile: (604) 608-0344
Email: corporate@starfieldres.com

APPROVAL

The contents of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.

DATED: June 23, 2006.

(signed)
GLEN INDRA, Chief Executive Officer

Schedule A

MANDATE

OF

THE BOARD OF DIRECTORS

OF

STARFIELD RESOURCES INC.

STARFIELD RESOURCES INC.
(the “Company”)

MANDATE FOR THE BOARD OF DIRECTORS

1.                        ROLE AND RESPONSIBILITIES

1.1                     The Board of Directors (the “Board”) is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.

1.2                      The Board is responsible for the adoption of a strategic planning process and the approval and review, at least annually in an all-day in person strategy session to review the Company’s strategic business plan proposed by management, including a statement of the vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate. The plan and discussion which takes into account, among other things, the opportunities and risks of the business must be presented to the Board no later than 4 months prior to the fiscal year end as to provide enough time for management to resubmit and review the plan and incorporate a budget that takes into account the strategic objectives of the Company.

1.3                      The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.

1.4                      The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.

1.5                      The Board is responsible for succession planning, including appointing, training and monitoring senior management and, in particular, the CEO.

1.6                      The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.

1.7                      The Board is responsible for the Company’s communication policies, which:

(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public,

(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure, and

(c)	are reviewed at least annually.

1.8                      The Board is responsible for the integrity of the Company’s internal control and management information systems.

1.9                      The Board is responsible for acting in accordance with all applicable laws, the Company’s bylaws and the Company’s Director, Officer and Employee Code of Business Conduct and Ethics.

1.10                    The Board and each individual director is responsible for acting in accordance with the obligations imposed by the applicable corporations act that the Company is governed by. In exercising their powers and discharging their duties, each director shall:

(a)	act honestly and in good faith with a view to the best interests of the Company;

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c)	exercise independent judgement regardless of the existence of relationships or interests which could interfere with the exercise of independent judgement; and

(d)

(i)      disclose to the Company, in writing or by having it entered in the minutes of meetings of directors, the nature and extent of any interest that the director has in a material contract or material transaction, whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii)     such director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the directors’ remuneration in that capacity, is for the directors’ indemnity or insurance or is a contract or transaction with an affiliate.

(e)	Demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.

1.11                     The Board has the authority to appoint a managing director or to establish committees and appoint directors to act as managing director or to be members of these committees. The Board may not delegate to such managing director or committees the power to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities, except as authorized by the directors;

(d)	issue shares of a series, except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Company;

(g)

pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)	approve a management proxy circular, take-over bid circular or directors’ circular;

(i)	approve financial statements to be put before an annual meeting of shareholders; and

(j)	adopt, amend or repeal bylaws.

1.12                     The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board. The following are the current committees of the Board:

(a)

the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies.

(b)

the Corporate Governance and Nominating Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Corporate Governance and Nominating Committee is to:

	(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;

	(ii)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;

	(iii)	develop and implement orientation procedures for new directors;

	(iv)	assess the effectiveness of directors, the Board and the various committees of the Board;

	(v)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and

	(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance.

(c)

the Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Compensation Committee is to:

	(i)	establish a remuneration and benefits plan for directors, senior management and other key employees;

	(ii)	review the adequacy and form of compensation of directors and senior management;

	(iii)	establish a plan of succession;

	(iv)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and

	(v)	make recommendations to the Board.

2.                        COMPOSITION

2.1                      From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.

2.2                      The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules. The determination of whether an individual director is unrelated or independent is the responsibility of the Board.

2.3                      If at any time the Company has a significant shareholder, meaning a shareholder with the ability to exercise a majority of the votes for the election of the Board, the Board will include a number of directors who do not have interests in or relationships with either the Company or the significant shareholder and who fairly reflects the investment in the Company by shareholders other than the significant shareholder.

2.4                      The Board should, as a whole, have the following competencies and skills:

(a)	knowledge of the mining and resource exploration industry, including knowledge of current corporate governance guidelines;

(b)	scientific knowledge sufficient to understand the challenges and risks associated with the development of the Company’s product candidates;

(c)	financial and accounting expertise.

3.                        PROCEDURES TO ENSURE EFFECTIVE OPERATION

3.1                      The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.

3.2                      If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities. If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.

3.3                      The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.

3.4                      An individual director may engage an external adviser at the expense of the Company in appropriate circumstances. Such engagement is subject to the approval of the Corporate Governance and Nominating Committee.

3.5                      The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.

3.6                      The Board shall institute procedures for receiving shareholder feedback.

3.7                      The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.

3.8                      The non-management directors shall meet at least twice yearly without any member of management being present.

3.9                      The Board sets appropriate limits on management’s authority. Accordingly, the following decisions require the approval of the Board:

(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) financial statements;

(b)	the approval of the annual budget;

(c)	any equity or debt financing, other than debt incurred in the ordinary course of business such as trade payables;

(d)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business;

(e)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business;

(f)	the creation of subsidiaries;

(g)	the creation of new Company bank accounts;

(h)	payment of dividends;

(i)	proxy solicitation material;

(j)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;

(k)	any material change to the business of the Company;

(l)	the appointment of members on any committee of the Board;

(m)	entering into any professional engagements where the fee is likely to exceed CAD$150,000 outside of the annual budget.

(n)	entering into any arrangements with banks or other financial institutions relative to borrowing (either on a term or revolving basis) of amounts in excess of CAD$100,000 outside the annual budget;

(o)	entering into any guarantee or other arrangement such that the Company is contingently bound financially or otherwise in excess of CAD$150,000 other than product guarantees outside the annual budget;

(p)	the appointment or discharge of any senior officer of the Company;

(q)	entering into employment contracts with any senior officers;

(r)	initiating or defending any law suits or other legal actions; and

(s)	any investments of surplus cash.

3.10                     The Board, together with the CEO and with the assistance of the Corporate Governance and Nominating Committee, shall develop position descriptions for the CEO. The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.

Schedule B

CHARTER

OF

THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

OF

STARFIELD RESOURCES INC.

STARFIELD RESOURCES INC.
(the “Company”)

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE CHARTER

The Corporate Governance and Nominating Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to: (i) develop and monitor the effectiveness of the Company’s system of corporate governance; (ii) establish procedures for the identification of new nominees to the Board and lead the candidate selection process; (iii) develop and implement orientation procedures for new directors; (iv) assess the effectiveness of directors, the Board and the various committees of the Board; (v) ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and (vi) assist the Board in setting the objectives for the Chief Executive Officer of the Company (the “CEO”) and evaluating CEO performance.

Duties and Responsibilities

Corporate Governance

  To develop and recommend to the Board a set of corporate governance principles applicable to the Company, and to review those principles at least once a year. This requires the Committee to stay abreast of corporate governance developments and to respond to applicable corporate governance guidelines and rules.

  To oversee the evaluation of the Board, committees of the Board and the contribution of individual directors.

  To report on corporate governance as required by public disclosure requirements.

  To ensure that appropriate processes are established by the Board to: (a) oversee strategic direction and development and review of ongoing results of operations; (b) to oversee the Company’s investor relations and public relations activities and to ensure that procedures are in place for the effective monitoring of the shareholder base, receipt of shareholder feedback and response to shareholder concerns.

  To assist the Board in its annual review and revision of the written objectives of the CEO and guidance for the development of corporate strategy.

  To ensure that an effective CEO succession plan is in place, including emergency succession.

  To assist the Board in assessing and evaluating CEO performance.

  To establish procedures for meetings of the Board and to otherwise ensure that processes, procedures and structures are in place to ensure that the Board functions independently of management and without conflicts of interest.

  To review the proposed annual agenda for, and provide recommendations as to, additional topics for discussion at meetings of the Board.

  To assist in the proper delineation of the roles, duties and responsibilities of management and the Board and delegation of authority by the Board to its committees and to management.

Establishment of Policies

  To review and approve strategic corporate policies, such as disclosure policies, insider trading policies, confidentiality policies and corporate codes of conduct, conflict of interest policies and other relevant policies associated with ensuring an effective system of corporate governance.

  To review related party transactions to ensure that they reflect market practice and are in the best interests of the Company.

Nominating Directors

  To identify and recommend candidates qualified to become directors.

  In identifying and recommending candidates, the Committee shall take into consideration such factors as it deems appropriate, including judgement, skill, diversity, experience with businesses and other organizations of comparable size and the need for particular expertise on the Board.

  To determine whether candidates are “unrelated” or “independent” under applicable securities laws and applicable stock exchange rules.

  To recommend board members for appointment to committees of the Board.

  In recommending a candidate for committee membership, the Committee shall take into consideration the factors set forth in this Charter as well as any other factors it deems appropriate, including without limitation the consistency of the candidate’s experience with the goals of the committee and the interplay of the candidate’s experience with the experience of other committee members.

  In the event of a vacancy in the office of a director (except a vacancy created by an increase in the size of the Board or a failure to elect the minimum number of directors provided for in the Articles), the Committee shall recommend a candidate to fill such vacancy either through appointment by the Board or through election by the shareholders.

  To make recommendations to the Board from time to time as to changes that the Committee believes to be desirable to the size of the Board or any committee thereof.

  To maintain an orientation and educational program for new directors in order to familiarize new directors with the business of the Company, its management and professional advisors and its facilities.

Membership

  The Committee shall consist of three or more members of the Board, each of whom qualifies as an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules.

  Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

  The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

  Proposed members of the Committee should have experience in corporate governance and/or human resources

Procedures

  The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

  The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

  No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum.

  The Committee will meet as many times as is necessary to carry out its responsibilities. The Chair or any two members may call meetings.

  The time and place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the bylaws of the Company or otherwise determined by resolution of the Board.

  The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, search firms or other experts or consultants, as it deems appropriate.

  The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations and shall discuss with the CEO or the CFO such records and other matters considered appropriate.

Reports

  The Committee shall produce the following reports (which may take the form of an oral report from the Chair or any other members of the Committee designated by the Committee to make the report) and provide them to the Board:
(a)	An annual Report of the Corporate Governance Committee outlining the significant activities of the Committee.

(b)

An annual performance evaluation of the Board. This report will compare the performance of the Board with the requirements of its Charter. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate.

(c)

An annual performance evaluation of the committees of the Board. This report will compare the performance of each committee with the requirements of its mandate, including its Charter, if applicable. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate.

(d)

An annual performance evaluation of each director, which shall assess the contribution of each director. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate.

Schedule C

CHARTER

OF

THE COMPENSATION COMMITTEE

OF

STARFIELD RESOURCES INC.

STARFIELD RESOURCES INC.
(the “Company”)

COMPENSATION COMMITTEE CHARTER

The Compensation Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to: (i) establish a remuneration and benefits plan for directors, executives and other key employees; (ii) review the adequacy and form of compensation of directors and senior management; (iii) establish a plan of succession; (iv) undertake the performance evaluation of the CEO in consultation with the Chair; and (v) make recommendations to the Board.

Duties and Responsibilities

Human Resources

  To review the corporate succession and development plans for the Company at the executive officer level.

  To review and approve any hirings, transfers, promotions and severance or similar termination payments proposed to be made to any current or former member of senior management of the Company.

  To review and monitor executive development programs and management assessment programs.

  To prepare and issue the evaluations and reports required under the heading “Reports” below.

  To review and monitor the overall employment environment of the Company.

  To consider any such other human resources issues as it considers appropriate or as may be referred to it by the Board.

Compensation

  In consultation with senior management, the Committee shall establish the Company’s general compensation philosophy, and oversee the development and implementation of compensation programs in order to support the Company’s overall business objectives, attract and retain key executives and provide appropriate compensation at a reasonable cost while enhancing shareholder value creation.

  To review and approve corporate goals and objectives relevant to the compensation of the CEO, evaluate the performance of the CEO in light of those goals and objectives, and set the CEO’s compensation level based on this evaluation, subject to the approval of the Board. In determining the long-term incentive component of CEO compensation, the Committee shall consider, among other factors, the terms of the CEO’s employment agreement, the Company’s performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies and the awards given to the CEO in past years.

  To review and approve any compensation and compensation programs applicable to the senior management of the Company. In undertaking such review the Committee will:
(a)

obtain compensation data concerning companies that would be regarded as comparable to the Corporation, and, to the extent possible, understand the basis upon which such comparable companies compensate senior management;

(b)

ensure that the CEO has a policy of meeting with senior management from time to time with a view to understanding personal needs, requirements and expectations and monitor the Company’s responsiveness to the concerns of senior management; and

(c)	document proceedings and decisions with a view to justifying, to the extent necessary, decisions that have been reached to shareholders and other key stakeholders.

  To make recommendations to the Board with respect to the Company’s incentive compensation plans and equity-based plans, oversee the activities of the individuals and committees responsible for administering these plans, and discharge any responsibilities imposed on the Committee by any of these plans.

  To exercise all of the powers of the Board with respect to the Stock Option Plans of the Company approved by the Board, including the authorization of stock option grants and the making of determinations and the exercise of discretion contemplated by the Plans.

  To review and approve stock option grant guidelines proposed by management (taking into account the limits of Stock Option Plans requiring shareholder approval).

  To specifically review and approve any amendment to an existing stock option, subject to the obtaining of any required consents of applicable stock exchanges or securities regulatory authorities.

  To recommend to the Board, from time to time, the remuneration to be paid by the Company to directors in light of time commitment, fees paid by comparable companies and responsibilities.

  To review executive compensation disclosure before the Company publicly discloses this information.

  To keep abreast of current developments in executive compensation in companies engaged in similar industries.

  Any other duties or responsibilities expressly delegated to the Committee by the Board from time to time relating to the Company’s compensation programs.

Membership

  The Committee shall consist solely of three or more members of the Board, each of whom the Board has determined has no material relationship with the Company and is otherwise “unrelated” or “independent” as required under applicable securities rules or applicable stock exchange rules.

  Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

  The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

Procedures

  The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

  The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

  No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum.

  The Committee will meet as many times as is necessary to carry out its responsibilities. The Chair or any two members may call meetings.

  The time and the place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the articles of the Company or otherwise determined by resolution of the Board.

  The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, compensation consultants or other experts or consultants, as it deems appropriate.

  The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations and shall discuss with the CEO or the CFO such records and other matters considered appropriate.

Reports

  The Committee shall produce the following reports and provide them to the Board:
(a)	An annual Report of the Compensation Committee on Executive Compensation for inclusion in the Company’s annual proxy statement.

(b)

An annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this Charter. The performance evaluation should also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report.

(c)	A summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

Schedule D

CHARTER

OF

THE AUDIT COMMITTEE

OF

STARFIELD RESOURCES INC.

STARFIELD RESOURCES INC.
(the “Corporation”)

AUDIT COMMITTEE CHARTER

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them. The Company’s external auditor is ultimately accountable to the Board and the Committee as representatives of the Company’s shareholders.

Duties and Responsibilities

External Auditor

  To recommend to the Board, for shareholder approval, an external auditor to examine the Company’s accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and the Committee as representatives of the shareholders of the Company.

  To oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

  To evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor.

  To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services.

  To obtain and review, at least annually, a written report by the external auditor setting out the auditor’s internal quality-control procedures, any material issues raised by the auditor’s internal quality-control reviews and the steps taken to resolve those issues.

  To review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company. The Committee has adopted the following guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its certification of the Company’s financial statements:

(a)	No member of the audit team that is auditing a business of the Company can be hired into that business or into a position to which that business reports for a period of three years after the audit;

(b)

No former partner or employee of the external auditor may be made an officer of the Company or any of its subsidiaries for three years following the end of the individual’s association with the external auditor;

(c)	The CFO must approve all office hires from the external auditor; and,

(d)	The CFO must report annually to the Committee on any hires within these guidelines during the preceding year.

  To ensure that the head audit partner assigned by the external auditor to the Company, as well as the audit partner charged with reviewing the audit of the Company, are changed at least every five years.

  To review, at least annually, the relationships between the Company and the external auditor in order to establish the independence of the external auditor.

Financial Information and Reporting

  To review the Company’s annual audited financial statements with the CEO and CFO and then the full Board. The Committee will review the interim financial statements with the CEO and CFO.

  To review and discuss with management and the external auditor, as appropriate:

(a)	The annual audited financial statements and the interim financial statements, including the accompanying management discussion and analysis; and,

(b)	Earnings guidance and other releases containing information taken from the Company’s financial statements prior to their release.

  To review the quality and not just the acceptability of the Company’s financial reporting and accounting standards and principles and any proposed material changes to them or their application.

  To review with the CFO any earnings guidance to be issued by the Company and any news release containing financial information taken from the Company’s financial statements prior to the release of the financial statements to the public. In addition, the CFO must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

Oversight

  To review the internal audit staff functions, including:
(a)	The purpose, authority and organizational reporting lines;

(b)	The annual audit plan, budget and staffing; and

(c)	The appointment and compensation of the controller, if any.

  To review, with the CFO and others, as appropriate, the Company’s internal system of audit controls and the results of internal audits.

  To review and monitor the Company’s major financial risks and risk management policies and the steps taken by management to mitigate those risks.

  To meet at least annually with management (including the CFO), the internal audit staff, and the external auditor in separate executive sessions and review issues and matters of concern respecting audits and financial reporting.

  In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications (if required by law or regulation) with respect to the financial statements and the Company’s disclosure and internal controls, including any material deficiencies or changes in those controls.

Membership

  The Committee shall consist solely of three or more members of the Board, each of whom the Board has determined has no material relationship with the Company and is otherwise “unrelated” or “independent” as required under applicable securities rules or applicable stock exchange rules.

  Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

  The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

  All members of the Committee must be “financially literate” (i.e., have the ability to read and understand a set of financial statements such as a balance sheet, an income statement and a cash flow statement).

Procedures

  The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

  The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

  No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum.

  The Committee will meet as many times as is necessary to carry out its responsibilities. Any member of the Committee or the external auditor may call meetings.

  The time and place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the articles of the Company or otherwise determined by resolution of the Board.

  The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, advisors or other experts or consultants, as it deems appropriate.

  The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations and shall discuss with the CEO or the CFO such records and other matters considered appropriate.

  The Committee has the authority to communicate directly with the internal and external auditors.

Reports

  The Committee shall produce the following reports and provide them to the Board:
(a)

An annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this Charter.vThe performance evaluation should also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form

Schedule E

CHANGE OF AUDITORS NOTICE

Effective March 30, 2006, Loewen, Stronach & Co. were informed that they would not be reappointed as auditors of Starfield Resources Inc. (the "**Corporation**"). On recommendation of the Audit Committee, the Board of Directors approved a proposal to engage the accounting firm of Davidson & Company LLP, as auditors for the Corporation for 2006 The Corporation will ask that the unitholders of the Corporation approve and ratify the appointment of Davidson & Company LLP, at the annual meeting of the shareholders of the Corporation to be held on July 20, 2006.

During Loewen, Stronach & Co.'s appointment, there were no disagreements with Loewen, Stronach & Co. on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, or any reportable events.

Loewen, Stronach & Co. did not have any reservations in their auditor's reports for the financial statements of the Corporation for the two most recently completed fiscal years or for any period subsequent thereto for which an audit report was issued and preceding the termination of Loewen, Stronach & Co.

The Corporation has requested Loewen, Stronach & Co. and Davidson & Company LLP to each furnish a letter addressed to the securities administrators in each province in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

It is the Corporation's opinion that there have been no reportable events within the two most recently completed fiscal years or for any period subsequent thereto for which an audit report was issued.

DATED as of this 30 day of March, 2006.

STARFIELD RESOURCES INC.

President

G:\052083\0003\Change in Auditors Schedule.doc

Loewen, Stronach & Co.
Chartered Accountants
A partnership of incorporated professionals

7th Floor, 2695 Granville Street, Vancouver, BC V6H 3H4 • Telephone 604-736-1221 • Fax 604-736-1225 • E-mail lsco@telus.net

DELIVERED VIA SEDAR

March 31, 2006

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Alberta Securities Commission
Executive Director
4th Floor, 300 – 5th Avenue S.W.
Calgary, AB T2P 3C4

North West Territories
Registrar of Securities
Department of Justice
1st Floor Stuart M. Hodgson Building
5009 – 49th Street, PO Box 1320
Yellowknife, NWT X1A 2L9

Dear Sirs:

Starfield Resources Inc. (the "Company")

We have been informed by the Company of its intention to appoint Davidson & Company (the Successor Auditor") as the auditor of the Company effective upon the resignation of Loewen, Stronach & Co. (the "Former Auditor"). The Company has provided us with the disclosures required by National Instrument 52-102, Continuous Disclosure Obligations. We have reviewed the information contained in the Change of Auditors Notice (the "Notice") in form attached hereto as Schedule "A" and we are in full agreement with the information contained therein based upon our knowledge of the information relating to the Notice and of the Company at this time.

In accordance with the requirements of National Instrument 52-102, Continuous Disclosure Obligations, we understand that the Notice, together with a letter addressed to the British Columbia Securities Commission, the Alberta Securities Commission and the North West Territories Registrar of Securities from each of the Former Auditor and the Successor Auditor, will be delivered to the securities administrators in each province or territory in which the Company is a reporting issuer within 30 days of receipt by the Company of our firm's resignation and will be included in the Information Circular for the first meeting of shareholders held subsequent to the change of auditor.

Yours sincerely,

Loewen, Stronach & Co.

Allan Stronach, CA

AMS/sb

Enclosure

F:\Data\AMS\67153\Year 2005\Starfield Former Auditor Letter.dot

Members of
Institute of Chartered Accountants of British Columbia

SCHEDULE "A"

CHANGE OF AUDITORS NOTICE

Effective March 30, 2006, Loewen, Stronach & Co. were informed that they would not be reappointed as auditors of Starfield Resources Inc. (the "**Corporation**"). On recommendation of the Audit Committee, the Board of Directors approved a proposal to engage the accounting firm of Davidson & Company LLP, as auditors for the Corporation for 2006 The Corporation will ask that the unitholders of the Corporation approve and ratify the appointment of Davidson & Company LLP, at the annual meeting of the shareholders of the Corporation to be held on July 20, 2006.

During Loewen, Stronach & Co.'s appointment, there were no disagreements with Loewen, Stronach & Co. on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, or any reportable events.

Loewen, Stronach & Co. did not have any reservations in their auditor's reports for the financial statements of the Corporation for the two most recently completed fiscal years or for any period subsequent thereto for which an audit report was issued and preceding the termination of Loewen, Stronach & Co.

The Corporation has requested Loewen, Stronach & Co. and Davidson & Company LLP to each furnish a letter addressed to the securities administrators in each province in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

It is the Corporation's opinion that there have been no reportable events within the two most recently completed fiscal years or for any period subsequent thereto for which an audit report was issued.

DATED as of this 30 day of March, 2006.

STARFIELD RESOURCES INC.

"Glen Indra"

President

DAVIDSON & COMPANY LLP — Chartered Accountants — A Partnership of Incorporated Professionals

March 31, 2006

British Columbia Securities Commission
PO Box 10142, Pacific Centre
12th Floor, 701 West Georgia Street
Vancouver, BC
V7Y 1L2

Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, AB
T2P 3C4
Dear Sirs:

Re: Starfield Resources Inc. (the "Company")
Notice Pursuant to NI 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated March 30, 2006, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

Davidson & Company LLP

DAVIDSON & COMPANY LLP
Chartered Accountants

cc: TSX Venture Exchange

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

Schedule F

Dissent Provisions

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)	amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

(d)	be continued under the laws of another jurisdiction under section 189, or

(e)	sell, lease or exchange all or substantially all its property under section 190.

(2)

A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)

In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)

A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)

if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6)	An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section., or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)

If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)	Every offer made under subsection (7) shall

	(a)	be made on the same terms, and

	(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10)

A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)	A dissenting shareholder

	(a)	is not required to give security for costs in respect of an application under subsection (6), and

	(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)	In connection with an application under subsection (6), the Court may give directions for

(a)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

	(b)	the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

	(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

	(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

	(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

	(f)	the service of documents, and

	(g)	the burden of proof on the parties.

(13)	On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)	fixing the time within which the corporation must pay that amount to a shareholder, and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)	On

	(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)

the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

	(c)	the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)	Until one of the events mentioned in subsection (14) occurs,

	(a)	the shareholder may withdraw the shareholder’s dissent, or

	(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)

The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)	If subsection (20) applies, the corporation shall, within 10 days after

	(a)	the pronouncement of an order under subsection (13), or

	(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)

Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

	(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

	(b)	the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.